Learnie Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking xxx1022	824.01
Total Bank Accounts	**$824.01**
Total Current Assets	**$824.01**
TOTAL ASSETS	**$824.01**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Paid in Capital	37,082.97
Retained Earnings	-20,274.93
Net Income	-15,984.03
Total Equity	**$824.01**
TOTAL LIABILITIES AND EQUITY	**$824.01**